UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2009

Mizuho Financial Group, Inc.

By:	/s/ Tetsuji Kosaki
Name:	Tetsuji Kosaki
Title:	Deputy President - Executive Officer / CFO

April 28, 2009

To whom it may concern:

Corporate Name:	Mizuho Investors Securities Co., Ltd.
Representative:	Ken Aoki, President
Code Number:	8607 (TSE, OSE, NSE: 1st sections)
Contact:	Financial Affairs +81-3-5640-7671

Parent Company:	Mizuho Financial Group, Inc.
Representative:	Takashi Tsukamoto, President & CEO
Code Number:	8411 (TSE, OSE: 1st sections)

Differences in Earnings Results for the Fiscal Year Ended March 31, 2009 (Fiscal 2008)

Compared to the Previous Fiscal Year

Mizuho Investors Securities Co., Ltd. (the “Company”) hereby announces differences in its earnings results for Fiscal 2008 (April 1, 2008 to March 31, 2009) compared to Fiscal 2007 (April 1, 2007 to March 31, 2008).

1.	Differences in Earnings Results

(1) Non-consolidated	(Millions of yen)
	Operating Revenues	Operating Profits/Losses	Ordinary Profits/Losses	Net Income/Losses
Fiscal 2008 [A]	37,679	-13,086	-12,609	-24,999
Fiscal 2007 [B]	64,035	7,069	7,526	5,162
Difference [C] = [A] – [B]	-26,356	-20,156	-20,136	-30,161
Difference (%) [C] / [B]	-41%	—	—	—

(Note: Amounts less than one million yen are rounded down.)

(2) Consolidated	(Millions of yen)
	Operating Revenues	Operating Profits/Losses	Ordinary Profits/Losses	Net Income/Losses
Fiscal 2008 [A]	37,703	-13,068	-12,591	-25,004
Fiscal 2007 [B]	64,064	7,258	7,712	5,264
Difference [C] = [A] – [B]	-26,360	-20,327	-20,303	-30,269
Difference (%) [C] / [B]	-41%	—	—	—

(Note: Amounts less than one million yen are rounded down.)

2.	Reasons for the Differences

The differences between the earnings results for fiscal 2008 and fiscal 2007 were due mainly to a decrease in Operating Revenues, which was caused by declines in Fees and Commissions Income and Trading Profits. As a result, the Company incurred Operating Losses and Ordinary Losses. The Company also incurred Net Losses as a consequence of recording extraordinary losses on the disposal of fixed assets in connection with the suspension of establishment of the new core computer systems and special retirement benefits as a result of the implementation of a voluntary retirement program, in addition to the above-mentioned incurrence of Ordinary Losses.